Filed pursuant to Rule 433

Registration Nos. 333-277499 and

333-277499-01

September 5, 2024

Pricing Term Sheet

US$1,250,000,000 5.100% Senior Notes due 2034

Issuer:	Woodside Finance Limited

Guarantor:	Woodside Energy Group Ltd

Security:	5.100% Senior Notes due 2034 (the “2034 Notes”)

Principal Amount:	US$1,250,000,000

Guarantee:	Payment of the principal of and interest on the 2034 Notes is fully and unconditionally guaranteed by the Guarantor

Ranking:	The 2034 Notes are unsecured obligations of the Issuer and will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of the Issuer, and the Guarantees are unsecured obligations of the Guarantor and will rank equally in right of payment with all other unsecured and unsubordinated debt obligations of the Guarantor, except, in each case, indebtedness given preference by applicable law

Legal Format:	SEC Registered Global Notes

Expected Note Ratings*:	Moody’s: Baa1 / S&P: BBB+

Trade Date:	September 5, 2024

Settlement Date:	September 12, 2024 (T+5**)

Maturity Date:	September 12, 2034

Interest Rate:	5.100% per annum

Interest Payment Dates:	March 12 and September 12 of each year, commencing March 12, 2025, and ending on the Maturity Date, subject to the Business Day Convention.

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price:	101-05+

Benchmark Treasury Yield:	3.733%

Re-offer Spread to Benchmark Treasury:	140bps

Re-offer Yield:	5.133%

Public Offering Price:	Per Note: 99.744%; Total: US$1,246,800,000

Proceeds, before Expenses, to Issuer:	Per Note: 99.294%; Total: US$1,241,175,000

Optional Redemption:	Make-whole call at the Treasury Rate +25bps at any time before June 12, 2034

Par call at any time on or after June 12, 2034

Tax Redemption:	The provision for optional tax redemption described in the preliminary prospectus supplement under “Description of the Notes—Tax redemption” will apply in respect of changes in tax treatments occurring after September 5, 2024

Day Count Convention:	30/360, unadjusted

Business Day Convention:	Following Business Day Convention

Business Days:	Sydney, London, New York, Perth

Denominations:	Minimum of US$2,000 and in integral multiples of US$1,000 in excess thereof

CUSIP:	980236AR4

ISIN:	US980236AR40

Joint Bookrunners:	Barclays Capital Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

UBS Securities LLC

Passive Bookrunner:	Citigroup Global Markets Inc.

Governing Law:	New York

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, withdrawal or suspension at any time.

**Woodside Finance Limited expects that delivery of the 2034 Notes will be made to investors on or about September 12, 2024, which will be the fifth business day following the date of pricing of the 2034 Notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade 2034 Notes prior to the business day before the delivery of the 2034 Notes will be required, by virtue of the fact that the 2034 Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the 2034 Notes who wish to trade 2034 Notes prior to the business day prior to the date of delivery of the 2034 Notes should consult their advisors.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as the 2034 Notes are not available to retail in EEA or the UK.

This communication and any other document or materials relating to the issue of the 2034 Notes is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended. Accordingly, this communication and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This communication and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) are high net worth entities, or other persons to whom it may otherwise lawfully communicate who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) are outside the United Kingdom (all such persons together being referred to as “relevant persons”). This communication and such other documents and/ or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this communication or any other documents and/or materials relating to the issue of the 2034 Notes or any of their contents.

Notification under Section 309B(1)(c) of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”) - In connection with Section 309B of the SFA and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the 2034 Notes are prescribed capital markets products (as defined in the CMP Regulations 2018) and are Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The Issuer and the Guarantor have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. The offer is being made only by means of a prospectus and related prospectus supplement. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403 and UBS Securities LLC at 1-888-827-7275.